EXHIBIT 32.2

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350

In connection with the Quarterly Report of The Aristotle Corporation (the "Company") on Form 10-Q for the period ended September 30, 2009, as filed with the Securities and Exchange Commission (the "SEC") on the date hereof (the "Report"), I, Dean T. Johnson, Senior Vice President and Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. section 1350, that to my knowledge:

1. The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

November 12, 2009

/s/ Dean T. Johnson

Dean T. Johnson
Senior Vice President and
Chief Financial Officer